LEGG MASON
GLOBAL ASSET MANAGEMENT

FOR IMMEDIATE RELEASE

Investor Relations:	**Media:**
Alan Magleby	Mary Athridge
410-454-5246	212-805-6035
amagleby@leggmason.com	mkathridge@leggmason.com

LEGG MASON REPORTS RESULTS FOR FIRST FISCAL QUARTER

- **First Quarter Net Income of $50.9 Million, or $0.52 per Diluted Share**
  - **Non-cash Impairment Charges totaling $34.0 Million, or $0.24 per Diluted Share**
  - **Contingent Consideration Credit Adjustments of $16.6 Million, or $0.12 per Diluted Share**
- **Long-term Net Inflows of $0.5 Billion for the Quarter**
- **Launched Three Fully Transparent Active ETF's Sub-advised by ClearBridge Investments**
- **Board Declared a Cash Dividend of $0.28, Per Share**

Baltimore, Maryland - July 26, 2017 - Legg Mason, Inc. (NYSE: LM) today reported its operating results for the first fiscal quarter ended June 30, 2017.

	Quarters Ended		
Financial Results	Jun	Mar	Jun
(Amounts in millions, except per share amounts)	2017	2017	2016
Operating Revenues	$ 793.8	$ 723.1	$ 700.2
Operating Expenses	686.6	613.2	626.6
Operating Income	107.2	109.9	73.6
Net Income[1]	50.9	75.9	33.5
Net Income Per Share - Diluted[1]	0.52	0.76	0.31
Assets Under Management[2]			
(Amounts in billions)			
End of Period Assets Under Management	$ 741.2	$ 728.4	$ 741.9
Average Assets Under Management	740.3	718.9	709.1

(1) Net Income Attributable to Legg Mason, Inc.

(2) June 2017 includes $17.6 billion of separately managed account assets previously classified as Assets Under Advisement

Joseph A. Sullivan, Chairman and CEO of Legg Mason said, "Legg Mason delivered strong earnings for the first fiscal quarter of 2018, with long term inflows driven by continued momentum at Legg Mason Global Distribution.   Our flows continue to benefit from our next generation investment capabilities with a number of our investment Affiliates, combined with our ongoing strength in traditional investment strategies. More generally, our progress in the quarter ties back to our focus on diversity by asset class, product and geography, which has materially expanded client choice.   Two recent examples include the May launch of Legg Mason's first fully transparent active ETFs sub-advised by ClearBridge Investments, and the July launch of Royce's first ever smart beta small cap equity ETF.

"As a platform that has been built around the strategy of expanding client choice, we believe Legg Mason is uniquely positioned to find opportunity and gain market share in the face of changing industry dynamics.   Our global reach allows us to better leverage our product innovations across client channels and our strong cash generation positions us to be a leader in returning capital to shareholders without sacrificing the ability to invest for the future."

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

LEGG MASON
GLOBAL ASSET MANAGEMENT

Assets Under Management of $741.2 Billion

Assets Under Management ("AUM") were $741.2 billion at June 30, 2017 compared with $728.4 billion at March 31, 2017, resulting from the reclass of $16.0 billion of separately managed account assets previously classified as Assets Under Advisement, $8.4 billion in positive market performance and other, $0.7 billion in positive foreign exchange and long-term net inflows of $0.5 billion, partially offset by liquidity outflows of $11.5 billion.

				Quarter Ended June 30, 2017	
Assets Under Management			AUM (in billions)	Flows (in billions)	Operating Revenue Yield [1]
Equity		$	196.2	$ 1.0	64 bps
Fixed Income			403.6	0.3	27 bps
Alternative			66.5	(0.8) [2]	67 bps
Long-Term Assets			666.3	0.5	
Liquidity			74.9	(11.5)	13 bps
Total		$	741.2	$ (11.0)	39 bps

(1) Operating revenue yield equals total operating income less performance fees divided by average AUM

(2) Excludes realizations of $1.3 billion

At June 30, 2017, fixed income represented 55% of AUM, while equity represented 26%, liquidity represented 10% and alternatives represented 9%.

By geography, 68% of AUM was from clients domiciled in the United States and 32% from non-US domiciled clients.

Average AUM during the quarter was $740.3 billion compared to $718.9 billion in the prior quarter and $709.1 billion in the first quarter of fiscal year 2017. Average long-term AUM was $658.7 billion compared to $632.7 billion in the prior quarter and $597.7 billion in the first quarter of fiscal year 2017.

Quarterly Performance

At June 30, 2017:	1-Year	3-Year	5-Year	10-Year
% of Strategy AUM beating Benchmark[3]	75%	73%	81%	84%
% of Long-Term U.S. Fund Assets Beating Lipper Category Average				
Fixed Income	78%	74%	78%	88%
Equity	44%	53%	62%	65%
Alternatives (performance relates to only 3 funds)	100%	100%	100%	n/a
Total U.S. Fund Assets	60%	63%	69%	75%

(3) See "Supplemental Data Regarding Quarterly Performance."

Of Legg Mason's long-term U.S. mutual fund assets, 51% were in funds rated 4 or 5 stars by Morningstar.

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

LEGG MASON
GLOBAL ASSET MANAGEMENT

Operating Results - Comparison to the Fourth Quarter of Fiscal Year 2017

Net income was $50.9 million, or $0.52 per diluted share, compared to net income of $75.9 million, or $0.76 per diluted share, in the fourth quarter of fiscal year 2017.

This quarter's results included:
- Non-cash impairment charges totaling $34.0 million, or $0.24 per diluted share.
- Contingent consideration credit adjustments of $16.6 million, or $0.12 per diluted share.
- EnTrustPermal acquisition and transition-related costs of $2.6 million, or $0.02 per diluted share.

The prior quarter results included:
- Discrete tax credits of $15.4 million, or $0.15 per diluted share.
- Gains on the sales of non-strategic managers of $4.7 million, or $0.03 per diluted share.
- Royce MEP non-cash charge of $4.6 million, or $0.03 per diluted share.
- EnTrustPermal acquisition and transition-related costs of $2.1 million, or $0.01 per diluted share.

Operating revenues of $793.8 million were up 10% compared with $723.1 million in the prior quarter reflecting:

- $65.4 million of performance fees at Clarion that, per the terms of the acquisition, were passed through as compensation, as compared to $8.1 million of such fees in the prior quarter.
- Revenues increased due to higher average long-term AUM and one additional day in the quarter.

Operating expenses of $686.6 million were up 12% compared with $613.2 million in the prior quarter reflecting:

- Higher compensation of $66.5 million related to the $57.3 million increase in Clarion pass through performance fees, and compensation increases due to increased revenues and seasonal factors, while the prior quarter included a $4.6 million non-cash MEP charge related to Royce.
- Acquisition and transition-related charges of $2.6 million, as compared to $2.1 million in the prior quarter.
- $2.0 million in severance charges as compared with $2.7 million last quarter.
- Non-cash impairment charges of $34.0 million as well as credits of $16.6 million for contingent consideration fair value adjustments.
- A $5.4 million gain in the market value of deferred compensation and seed investments, which is recorded as an increase in compensation and benefits with an offset in non-operating income, in line with the prior quarter.

Non-operating expense was $15.4 million, as compared to $7.1 million in the prior quarter reflecting:

- An interest expense decrease of $1.9 million as last quarter included a non-cash charge for a revolving credit facility amendment.
- Gains on corporate investments, not offset in compensation, were $5.7 million compared with gains of $7.2 million in the prior quarter. The current quarter included a $2.3 million gain related to an accelerated contingent payment received on a prior sale of a non-strategic manager.
- Gains on funded deferred compensation and seed investments, as described above.
- The prior quarter included gains of $4.7 million on the sales of non-strategic managers.
- A $1.2 million gain associated with the consolidation of sponsored investment vehicles compared to $5.2 million in gains in the prior quarter. The consolidation of sponsored investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.

Operating margin was 13.5% compared to 15.2% in the prior quarter. Operating margin, as adjusted[4], was 22.5%, as compared to 20.6% with the increase primarily due to increased operating revenues.

Net income attributable to noncontrolling interests, excluding consolidated investment vehicles, was $12.0 million compared to $11.1 million in the prior quarter, principally related to Clarion, EnTrustPermal, RARE and Royce.

(4) See "Use of Supplemental Non-GAAP Financial Information."

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

3

LEGG MASON
GLOBAL ASSET MANAGEMENT

Operating Results - Comparison to the First Quarter of Fiscal Year 2017

Net income was $50.9 million, or $0.52 per diluted share, compared to net income of $33.5 million, or $0.31 per diluted share, in the first quarter of fiscal year 2017.

This quarter's results included:
• Non-cash impairment charges totaling $34.0 million, or $0.24 per diluted share.
• Contingent consideration credit adjustments of $16.6 million, or $0.12 per diluted share.
• EnTrustPermal acquisition and transition-related costs of $2.6 million, or $0.02 per diluted share.

The prior year quarter results included:
• EnTrustPermal and Clarion acquisition and transition-related costs of $56.8 million, or $0.37 per diluted share.
• Contingent consideration credit adjustments of $18.0 million, or $0.11 per diluted share.

Operating revenues of $793.8 million were up 13% compared with $700.2 million in the prior year quarter reflecting:

• Increases principally due to revenues related to the addition of Clarion and EnTrust, and higher average long-term AUM.
• Higher performance fees, as this quarter's results included $65.4 million of pass through performance fees at Clarion, as compared with $14.6 million of such fees in the prior year quarter.

Operating expenses of $686.6 million were up 10% compared with $626.6 million in the first quarter of fiscal year 2017 reflecting:

• Higher compensation of $54.7 million, related to the $50.8 million increase in Clarion pass through performance fees and the addition of Clarion and EnTrust.
• Acquisition and transition-related charges of $2.6 million, as compared with $56.8 million in the prior year.
• Non-cash impairment charges of $34.0 million and credits of $16.6 million for contingent consideration fair value adjustments compared with $18.0 million in contingent consideration credits in the prior year quarter.
• A $5.4 million gain in the market value of deferred compensation and seed investments, which is recorded as an increase in compensation and benefits with an offset in non-operating income, compared with a gain of $2.2 million in the prior year quarter.

Non-operating expense was $15.4 million, compared to $12.9 million in the first quarter of fiscal year 2017 reflecting:

• A $4.7 million increase in interest expense related to debt raised to pay for the Clarion and EnTrust acquisitions.
• Gains on corporate investments, not offset in compensation, were $5.7 million compared with gains of $4.2 million in the prior year quarter.
• Gains on funded deferred compensation and seed investments, as described above.
• $1.2 million in gains associated with the consolidation of sponsored investment vehicles, as compared to $3.5 million in gains in the prior year quarter. The consolidation of sponsored investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.

Operating margin was 13.5% as compared to 10.5% in the first quarter of fiscal year 2017 driven by lower acquisition and transition-related costs. Operating margin, as adjusted, was 22.5%, as compared to 11.3% in the first quarter of fiscal year 2017. The increase was principally the result of lower acquisition and transition-related costs.

Net income attributable to noncontrolling interests, excluding consolidated investment vehicles, was $12.0 million, compared to $9.4 million in the prior year quarter, principally related to Clarion, EnTrustPermal, RARE and Royce.

Quarterly Business Developments and Recent Announcements

- On May 3, 2017, Legg Mason launched its first affiliate branded active ETF with ClearBridge Investments; ClearBridge All Cap Growth ETF (NASDAQ: CACG).
- On May 23, 2017, Legg Mason launched two actively managed, environmental, social and governance ("ESG") focused ETFs sub-advised by ClearBridge Investments;
  - ClearBridge Large Cap Growth ESG ETF (NASDAQ: LRGE).
  - ClearBridge Dividend Strategy ESG ETF (NASDAQ: YLDE).
- On June 5, 2017, Legg Mason Global Distribution's Defined Contribution Investments Only (DCIO) Channel was named as the #1 DCIO provider in the industry by Institutional Investor magazine.
- On June 12, 2017, Legg Mason's CEO, Joe Sullivan signed the CEO Action for Diversity and Inclusion pledge, the largest CEO-driven business initiative to advance diversity and inclusion in the workplace.
- Legg Mason Australia was named *Money Management*/Lonsec Fund Manager of the Year and Martin Currie was named Responsible Investments Manager of the Year for their Ethical Income Strategy.
- On July 14, 2017, Legg Mason launched its first dedicated small-cap, multi-factor ETF sub advised by Royce & Associates; Legg Mason Small-Cap Quality Value ETF (NASDAQ: SQLV).

Balance Sheet

At June 30, 2017, Legg Mason's cash position was $491 million. Total debt, net was $2.2 billion and stockholders' equity was $4.0 billion. The ratio of total debt to total capital was 36%, in line with the prior quarter. Seed investments totaled $278 million.

In the first fiscal quarter, the Company retired $90 million, or 2.4 million shares in the open market and $12 million, or 0.3 million shares under net share settlements of annual deferred compensation award vesting. The net impact of the share activity reduced the weighted average shares by 1.3 million.

The Board of Directors has declared a quarterly cash dividend on the Company's common stock in the amount of $0.28 per share. The dividend is payable on October 23, 2017 to shareholders of record at the close of business on October 5, 2017.

Conference Call to Discuss Results
A conference call to discuss the Company's results, hosted by Joseph A. Sullivan, will be held at 5:00 p.m. EDT today. The call will be open to the general public. Interested participants should access the call by dialing 1-800-447-0521 (or for international calls 1-847-413-3238), confirmation number 45213843, at least 10 minutes prior to the scheduled start to ensure connection. A live, listen-only webcast will also be available via the Investor Relations section of www.leggmason.com.

The presentation slides that will be reviewed during the discussion of the conference call will be available on the Investor Relations section of the Legg Mason website shortly after the release of the financial results.

A replay of the live broadcast will be available on the Legg Mason website, www.leggmason.com, in the Investor Relations section, or by dialing 1-888-843-7419 (or for international calls 1-630-652-3042), enter pass code 45213843# when prompted. Please note that the replay will be available beginning at 8:00 p.m. EDT on Wednesday, July 26, 2017, and ending at 11:59 p.m. EDT on Wednesday, August 8, 2017.

About Legg Mason
Legg Mason is a global asset management firm, with $741.2 billion in AUM as of June 30, 2017. The Company provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland, and its common stock is listed on the New York Stock Exchange (symbol: LM).

This release contains forward-looking statements subject to risks, uncertainties and other factors that may cause actual results to differ materially. For a discussion of these risks and uncertainties, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Legg Mason's Annual report on Form 10-K for the fiscal year ended March 31, 2017 and in the Company's quarterly reports on Form 10-Q.

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

Supplemental Data Regarding Quarterly Performance

Strategy Performance
For purposes of investment performance comparisons, strategies are an aggregation of discretionary portfolios (separate accounts, investment funds, and other products) into a single group that represents a particular investment objective. In the case of separate accounts, the investment performance of the account is based upon the performance of the strategy to which the account has been assigned. Each of our asset managers has its own specific guidelines for including portfolios in their strategies. For those managers which manage both separate accounts and investment funds in the same strategy, the performance comparison for all of the assets is based upon the performance of the separate account.

Approximately eighty-seven percent of total AUM is included in strategy AUM as of June 30, 2017, although not all strategies have three-, five-, and ten-year histories. Total strategy AUM includes liquidity assets. Certain assets are not included in reported performance comparisons. These include: accounts that are not managed in accordance with the guidelines outlined above; accounts in strategies not marketed to potential clients; accounts that have not yet been assigned to a strategy; and certain smaller products at some of our affiliates.

Past performance is not indicative of future results. For AUM included in institutional and retail separate accounts and investment funds managed in the same strategy as separate accounts, performance comparisons are based on gross-of-fee performance. For investment funds which are not managed in a separate account format, performance comparisons are based on net-of-fee performance. Funds-of-hedge funds generally do not have specified benchmarks. For purposes of this comparison, performance of those products is net of fees, and is compared to the relevant HFRX index. These performance comparisons do not reflect the actual performance of any specific separate account or investment fund; individual separate account and investment fund performance may differ. The information in this presentation is provided solely for use regarding this presentation, and is not directed toward existing or potential clients of Legg Mason.

Long-term US Fund Assets Beating Lipper Category Average
Long-term US fund assets include open-end, closed-end, and variable annuity funds. These performance comparisons do not reflect the actual performance of any specific fund; individual fund performance may differ. Past performance is not a guarantee of future results. Source: Lipper Inc.

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

6

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands)
(Unaudited)

	Quarters Ended		
	June 2017	March 2017	June 2016
Operating Revenues:			
Investment advisory fees:			
Separate accounts [1]	$ 250,046	$ 233,147	$ 226,853
Funds	382,228	372,541	363,463
Performance fees	81,537	25,935	17,459
Distribution and service fees [1]	78,906	90,555	91,382
Other	1,125	948	1,008
Total operating revenues	793,842	723,126	700,165
Operating Expenses: [2]			
Compensation and benefits	413,307	346,831	358,625
Distribution and servicing	122,349	122,403	124,663
Communications and technology	50,303	52,242	52,732
Occupancy	24,408	26,477	33,142
Amortization of intangible assets	6,339	6,939	5,703
Impairment of intangible assets	34,000	—	—
Contingent consideration fair value adjustments	(16,550)	—	(18,000)
Other	52,481	58,345	69,745
Total operating expenses	686,637	613,237	626,610
Operating Income	107,205	109,889	73,555
Non-Operating Income (Expense):			
Interest income	1,468	1,709	1,848
Interest expense	(29,266)	(31,188)	(24,565)
Other income, net	11,388	18,978	6,585
Non-operating income of consolidated investment vehicles, net	997	3,437	3,228
Total non-operating income (expense)	(15,413)	(7,064)	(12,904)
Income Before Income Tax Provision	91,792	102,825	60,651
Income tax provision	28,255	12,521	15,311
Net Income	63,537	90,304	45,340
Less: Net income attributable to noncontrolling interests	12,617	14,380	11,888
Net Income Attributable to Legg Mason, Inc.	$ 50,920	$ 75,924	$ 33,452

(Continued)

[1] For the quarter ended June 30, 2017, separate accounts advisory fees include $12.4 million of revenue relating to retail separately managed accounts for which revenues were previously classified as Distribution and service fees. See note 2 on page 12.

[2] Operating expenses include acquisition and transition-related costs related to business combinations.

Acquisition and transition-related costs:			
Compensation	$ 2,364	$ 1,744	$ 30,186
Occupancy	121	312	9,093
Other	77	78	17,506
Total acquisition and transition-related costs	$ 2,562	$ 2,134	$ 56,785

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME, CONTINUED
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended		
	June 2017	March 2017	June 2016
Net Income Attributable to Legg Mason, Inc.	$ 50,920	$ 75,924	$ 33,452
Less: Earnings (distributed and undistributed) allocated to participating securities [1]	1,736	2,552	1,051
Net Income (Distributed and Undistributed) Allocated to Shareholders (Excluding Participating Securities)	$ 49,184	$ 73,372	$ 32,401
Net Income per Share Attributable to Legg Mason, Inc. Shareholders:			
Basic	$ 0.52	$ 0.76	$ 0.31
Diluted	$ 0.52	$ 0.76	$ 0.31
Weighted-Average Number of Shares Outstanding:			
Basic	94,869	96,555	104,465
Diluted	95,297	96,830	104,677

[1] Participating securities excluded from weighted-average number of shares outstanding were 3,192, 3,353, and 3,134 for the quarters ended June 2017, March 2017, and June 2016, respectively.

LEGG MASON, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF INCOME

(Amounts in thousands)

(Unaudited)

Quarters Ended

	June 2017			March 2017			June 2016		
	Balance Before Consolidation of Consolidated Investment Vehicles and Other [1]	Consolidated Investment Vehicles and Other [1]	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles and Other [1]	Consolidated Investment Vehicles and Other [1]	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals
Total operating revenues	$ 793,886	$ (44)	$ 793,842	$ 723,269	$ (143)	$ 723,126	$ 700,177	$ (12)	$ 700,165
Total operating expenses	686,614	23	686,637	613,170	67	613,237	626,511	99	626,610
Operating Income	107,272	(67)	107,205	110,099	(210)	109,889	73,666	(111)	73,555
Non-operating income (expense)	(16,128)	715	(15,413)	(10,573)	3,509	(7,064)	(15,495)	2,591	(12,904)
Income Before Income Tax Provision	91,144	648	91,792	99,526	3,299	102,825	58,171	2,480	60,651
Income tax provision	28,255	—	28,255	12,521	—	12,521	15,311	—	15,311
Net Income	62,889	648	63,537	87,005	3,299	90,304	42,860	2,480	45,340
Less: Net income attributable to noncontrolling interests	11,969	648	12,617	11,081	3,299	14,380	9,408	2,480	11,888
Net Income Attributable to Legg Mason, Inc.	$ 50,920	$ —	$ 50,920	$ 75,924	$ —	$ 75,924	$ 33,452	$ —	$ 33,452

[1] Other represents consolidated sponsored investment products that are not designated as CIVs

9

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF OPERATING MARGIN, AS ADJUSTED [1]
(Amounts in thousands)
(Unaudited)

		Quarters Ended					
		June 2017		March 2017		June 2016	
Operating Revenues, GAAP basis	$	793,842	$	723,126	$	700,165	
Plus (less):							
Pass-through performance fees		(65,431)		(8,075)		(14,600)	
Operating revenues eliminated upon consolidation of investment vehicles		44		143		12	
Distribution and servicing expense excluding consolidated investment vehicles		(122,349)		(122,404)		(124,590)	
Operating Revenues, as Adjusted	$	606,106	$	592,790	$	560,987	
Operating Income, GAAP basis	$	107,205	$	109,889	$	73,555	
Plus (less):							
Gains on deferred compensation and seed investments, net		5,428		5,355		2,166	
Impairment of intangible assets		34,000		—		—	
Amortization of intangible assets		6,339		6,939		5,703	
Contingent consideration fair value adjustments		(16,550)		—		(18,000)	
Operating income of consolidated investment vehicles, net		67		210		111	
Operating Income, as Adjusted	$	136,489	$	122,393	$	63,535	
Operating Margin, GAAP basis		13.5 %		15.2 %		10.5 %
Operating Margin, as Adjusted		22.5		20.6		11.3

[1] See explanations for "Use of Supplemental Non-GAAP Financial Information."

10

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF CASH PROVIDED BY OPERATING ACTIVITIES
TO ADJUSTED EBITDA [1]
(Amounts in thousands)
(Unaudited)

		Quarters Ended				
		June 2017		March 2017		June 2016
Cash provided by (used in) operating activities, GAAP basis	$	(113,580)	$	192,811	$	(165,970)
Plus (less):						
Interest expense, net of accretion and amortization						
of debt discounts and premiums		28,330		28,556		23,906
Current tax expense (benefit)		6,072		14,446		(783)
Net change in assets and liabilities		213,323		(55,246)		222,425
Net change in assets and liabilities						
of consolidated investment vehicles		31,789		(26,324)		38,571
Net income attributable to noncontrolling interests		(12,617)		(14,380)		(11,888)
Net gains and earnings on investments		5,546		3,614		2,568
Net gains on consolidated investment vehicles		997		3,437		3,228
Other		77		(583)		(1,447)
Adjusted EBITDA	$	159,937	$	146,331	$	110,610

[1] See explanations for "Use of Supplemental Non-GAAP Financial Information."

LEGG MASON, INC. AND SUBSIDIARIES
(Amounts in billions)
(Unaudited)

Assets Under Management

By asset class:

	Quarters Ended				
	June 2017	March 2017	December 2016	September 2016	June 2016
Equity	$ 196.2	$ 179.8	$ 169.0	$ 168.4	$ 161.1
Fixed Income	403.6	394.3	381.1	396.9	387.2
Alternative	66.5	67.9	71.5	72.0	72.6
Long-Term Assets	666.3	642.0	621.6	637.3	620.9
Liquidity	74.9	86.4	88.8	95.6	121.0
Total	$ 741.2	$ 728.4	$ 710.4	$ 732.9	$ 741.9

By asset class (average):

	Quarters Ended				
	June 2017	March 2017	December 2016	September 2016	June 2016
Equity	$ 190.6	$ 174.2	$ 166.7	$ 166.1	$ 162.3
Fixed Income	400.7	388.1	387.8	393.7	377.6
Alternative	67.4	70.4	71.3	72.1	57.8
Long-Term Assets	658.7	632.7	625.8	631.9	597.7
Liquidity	81.6	86.2	90.9	110.2	111.4
Total	$ 740.3	$ 718.9	$ 716.7	$ 742.1	$ 709.1

Component Changes in Assets Under Management

	Quarters Ended				
	June 2017	March 2017	December 2016	September 2016	June 2016
Beginning of period	$ 728.4	$ 710.4	$ 732.9	$ 741.9	$ 669.6
Net client cash flows:					
Equity	1.0	3.1	(3.7)	(1.5)	(3.0)
Fixed Income	0.3	3.5	0.5	2.8	3.9
Alternative	(0.8)	(2.7)	(0.8)	(1.6)	(2.0)
Long-Term flows	0.5	3.9	(4.0)	(0.3)	(1.1)
Liquidity	(11.5)	(3.1)	(6.9)	(25.4)	8.0
Total net client cash flows	(11.0)	0.8	(10.9)	(25.7)	6.9
Realizations[1]	(1.3)	—	—	—	—
Market performance and other[2]	24.7	17.1	(2.3)	15.7	12.3
Impact of foreign exchange	0.7	4.0	(8.4)	1.0	2.0
Acquisitions (disposition), net	(0.3)	(3.9)	(0.9)	—	51.1
End of period	$ 741.2	$ 728.4	$ 710.4	$ 732.9	$ 741.9

(1) Realizations represent investment manager-driven distributions primarily related to the sale of assets. Realizations are specific to our alternative managers and do not include client-driven distributions (e.g. client requested redemptions, liquidations or asset transfers). Realizations were not material for the quarters ended March 31, 2017, December 31, 2016, September 30, 2016, or June 30, 2016.

(2) For the quarter ended June 30, 2017, Other includes a reclass, effective April 1, 2017, of $16.0 billion of certain assets which were previously included in Assets Under Advisement to Assets Under Management, specifically retail separately managed account programs that operate and have fee rates comparable to programs managed on a fully discretionary basis. These Assets Under Advisement as of the quarters ended March 31, 2017, December 31, 2016, September 30, 2016, and June 30, 2016 were $16.0 billion, $13.7 billion, $12.8 billion, and $11.3 billion, respectively. Other also includes a $3.7 billion reconciliation to previously reported amounts.

LEGG MASON
GLOBAL ASSET MANAGEMENT

Use of Supplemental Non-GAAP Financial Information

As supplemental information, we are providing a performance measure for "Operating Margin, as Adjusted" and a liquidity measure for "Adjusted EBITDA", each of which are based on methodologies other than generally accepted accounting principles ("non-GAAP"). Our management uses these measures as benchmarks in evaluating and comparing our period-to-period operating performance and liquidity.

Operating Margin, as Adjusted
We calculate "Operating Margin, as Adjusted," by dividing (i) Operating Income, adjusted to exclude the impact on compensation expense of gains or losses on investments made to fund deferred compensation plans, the impact on compensation expense of gains or losses on seed capital investments by our affiliates under revenue sharing agreements, amortization related to intangible assets, income (loss) of consolidated investment vehicles, the impact of fair value adjustments of contingent consideration liabilities, if any, and impairment charges by (ii) our operating revenues, adjusted to add back net investment advisory fees eliminated upon consolidation of investment vehicles, less distribution and servicing expenses which we use as an approximate measure of revenues that are passed through to third parties, and less performance fees that are passed through as compensation expenses or net income (loss) attributable to non-controlling interests, which we refer to as "Operating Revenues, as Adjusted". The deferred compensation items are removed from Operating Income in the calculation because they are offset by an equal amount in Non-operating income (expense), and thus have no impact on Net Income Attributable to Legg Mason, Inc. We adjust for the impact of amortization of management contract assets and the impact of fair value adjustments of contingent consideration liabilities, if any, which arise from acquisitions to reflect the fact that these items distort comparison of our operating results with results of other asset management firms that have not engaged in significant acquisitions. Impairment charges and income (loss) of consolidated investment vehicles are removed from Operating Income in the calculation because these items are not reflective of our core asset management operations. We use Operating Revenues, as Adjusted in the calculation to show the operating margin without distribution and servicing expenses, which we use to approximate our distribution revenues that are passed through to third parties as a direct cost of selling our products, although distribution and servicing expenses may include commissions paid in connection with the launching of closed-end funds for which there is no corresponding revenue in the period. We also use Operating Revenues, as Adjusted in the calculation to show the operating margin without performance fees, which are passed through as compensation expense or net income (loss) attributable to non-controlling interests per the terms of certain more recent acquisitions. Operating Revenues as adjusted also include our advisory revenues we receive from consolidated investment vehicles that are eliminated in consolidation under GAAP.

We believe that Operating Margin, as Adjusted, is a useful measure of our performance because it provides a measure of our core business activities. It excludes items that have no impact on Net Income Attributable to Legg Mason, Inc. and indicates what our operating margin would have been without the distribution revenues that are passed through to third parties as a direct cost of selling our products, performance fees that are passed through as compensation expense or net income (loss) attributable to non-controlling interests per the terms of certain more recent acquisitions, amortization related to intangible assets, changes in the fair value of contingent consideration liabilities, if any, impairment charges, and the impact of the consolidation of certain investment vehicles described above. The consolidation of these investment vehicles does not have an impact on Net Income Attributable to Legg Mason, Inc. This measure is provided in addition to our operating margin calculated under GAAP, but is not a substitute for calculations of margins under GAAP and may not be comparable to non-GAAP performance measures, including measures of adjusted margins of other companies.

Adjusted EBITDA
We define Adjusted EBITDA as cash provided by (used in) operating activities plus (minus) interest expense, net of accretion and amortization of debt discounts and premiums, current income tax expense (benefit), the net change in assets and liabilities, net (income) loss attributable to noncontrolling interests, net gains (losses) and earnings on investments, net gains (losses) on consolidated investment vehicles, and other. The net change in assets and liabilities adjustment aligns with the Consolidated Statements of Cash Flows. Adjusted EBITDA is not reduced by equity-based compensation expense, including management equity plan non-cash issuance-related charges. Most management equity plan units may be put to or called by Legg Mason for cash payment, although their terms do not require this to occur.

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

LEGG MASON
GLOBAL ASSET MANAGEMENT

We believe that this measure is useful to investors and us as it provides additional information with regard to our ability to meet working capital requirements, service our debt, and return capital to our shareholders. This measure is provided in addition to Cash provided by operating activities and may not be comparable to non-GAAP performance measures or liquidity measures of other companies, including their measures of EBITDA or Adjusted EBITDA. Further, this measure is not to be confused with Net Income, Cash provided by operating activities, or other measures of earnings or cash flows under GAAP, and are provided as a supplement to, and not in replacement of, GAAP measures.

We have previously disclosed Adjusted EBITDA that conformed to calculations required by our debt covenants, which adjusted for certain items that required cash settlement that are not part of the current definition.

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

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